WPS RESOURCES CAPITAL CORPORATION                                    EXHIBIT A-2
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(Thousands)

	WPS Resources Capital Corporation	WPS Energy Services, Inc.	WPS Power Development, Inc.	Eliminations		Consolidated Statement of Income
				Debit	Credit

Operating Revenues
Non-regulated gas	$ -	$919,503	$ -	$ -	$ -	$ 919,503
Non-regulated electric and other	2,668	36,119	128,135	20,025	-	146,897
Total Operating Revenues	2,668	955,622	128,135	20,025		1,066,400

Operating Expenses
Non-regulated gas cost of sales	-	908,212	-	-	-	908,212
Non-regulated electric and other cost of sales	-	29,436	94,889	-	17,356	106,969
Other operating expenses	16	14,301	44,170	-	4	58,483
Depreciation and decommissioning	-	1,384	6,687	-		8,071
Taxes other than income	-	89	870	-	-	959
Total Operating Expenses	16	953,422	146,616	-	17,360	1,082,694

Operating Income	2,652	2,200	(18,481)	20,025	17,360	(16,294)

Other Income and (Deductions)
Other, net	-	872	1,039	-	-	1,911
Total Other Income and (Deductions)	-	872	1,039	-	-	1,911

Income Before Interest Expense	2,652	3,072	(17,442)	20,025	17,360	(14,383)

Interest Expense
Interest on long-term debt	-	(12)	7,095	-	-	7,083
Other interest	-	428	3,784	-	-	4,212
Total Interest Expense	-	416	10,879	-		11,295

Income Before Income Taxes	2,652	2,656	(28,321)	20,025	17,360	(25,678)
Income Taxes	(7)	922	(29,252)	-	-	(28,337)
Net Income	$2,659	$ 1,734	$ 931	$20,025	$17,360	$ 2,659